UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2019

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

By:	/s/ Ana Graciela de Méndez

Name:	Ana Graciela de Méndez
Title:	CFO

Banco Latinoamericano

de Comercio Exterior, S.A.

and Subsidiaries

Unaudited condensed consolidated interim statement of financial position as of March 31, 2019 and December 31, 2018, and related unaudited condensed consolidated interim statements of profit or loss, unaudited condensed consolidated interim statements of other comprehensive income, unaudited condensed consolidated interim statements of changes in equity and unaudited condensed consolidated interim statements of cash flows for the three months ended March 31, 2019, 2018 and 2017.

Banco Latinoamericano de Comercio Exterior, S.A.

and Subsidiaries

Unaudited condensed consolidated interim financial statements

2

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Unaudited condensed consolidated interim statement of financial position

March 31, 2019 and December 31, 2018

(In thousands of US dollars)

	Notes	March 31, 2019 (Unaudited)	December 31, 2018 (Audited)
Assets

Cash and cash equivalents	4	803,549	1,745,652

Securities and other financial assets, net	5,18	106,549	123,598

Loans		5,479,172	5,778,424
Interest receivable		47,826	41,144
Allowance for loans losses		(102,346)	(100,785)
Unearned interest and deferred fees		(14,938)	(16,525)
Loans, net	6	5,409,714	5,702,258

Customers' liabilities under acceptances		97,805	9,696
Derivative financial instruments - assets	9,18	2,102	2,688

Equipment and leasehold improvements, net	10	23,158	6,686
Intangibles, net		1,469	1,633
Other assets		5,996	16,974
Total assets		6,450,342	7,609,185

Liabilities and Equity
Liabilities:
Demand deposits		21,937	211,381
Time deposits		2,725,637	2,759,441
	11	2,747,574	2,970,822
Interest payable		10,399	12,154
Total deposits		2,757,973	2,982,976

Securities sold under repurchase agreements	12	28,232	39,767
Borrowings and debt, net	13	2,513,208	3,518,446
Interest payable		12,296	13,763

Customers' liabilities under acceptances		97,805	9,696
Derivative financial instruments - liabilities	9,18	29,262	34,043
Allowance for loan commitments and financial guarantees contracts losses	7	2,702	3,289
Other liabilities		11,930	13,615
Total liabilities		5,453,408	6,615,595

Equity:
Common stock		279,980	279,980
Treasury stock		(60,947)	(61,076)
Additional paid-in capital in excess of value assigned to common stock		120,318	119,987
Capital reserves	21	95,210	95,210
Regulatory reserves	21	136,019	136,019
Retained earnings		427,064	423,050
Other comprehensive income	15	(710)	420
Total equity		996,934	993,590
Total liabilities and equity		6,450,342	7,609,185

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Unaudited condensed consolidated interim statements of profit or loss

For the three months ended March 31, 2019, 2018 and 2017

(In thousands of US dollars, except per share data and number of shares)

	Notes	2019	2018	2017

Interest income:
Deposits		5,357	2,939	2,001
Securities		942	608	703
Loans		67,255	53,890	56,427
Total interest income	18	73,554	57,437	59,131
Interest expense:
Deposits		(17,693)	(14,004)	(6,207)
Borrowings and debt		(27,841)	(16,843)	(18,492)
Total interest expense	18	(45,534)	(30,847)	(24,699)

Net interest income		28,020	26,590	34,432

Other income (expense):
Fees and commissions, net		2,350	3,059	3,269
Loss on financial instruments, net		756	979	271
Other income, net		945	115	354
Total other income, net		4,052	4,153	3,894

Total revenues		32,071	30,743	38,326

Impairment loss on financial instruments	6,7	(942)	(1,931)	(3,662)

Operating expenses:
Salaries and other employee expenses		(6,311)	(10,094)	(6,696)
Depreciation of equipment and leasehold improvements	10	(691)	(323)	(431)
Amortization of intangible assets		(164)	(338)	(201)
Other expenses		(2,718)	(3,559)	(3,878)
Total operating expenses		(9,884)	(14,314)	(11,206)
Profit for the period		21,245	14,498	23,458

Per share data:
Basic earnings per share	14	0.54	0.37	0.60
Diluted earnings per share	14	0.54	0.37	0.60
Weighted average basic shares	14	39,542	39,466	39,188
Weighted average diluted shares	14	39,559	39,492	39,296

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Unaudited condensed consolidated interim statements of comprehensive income

For the three months ended March 31, 2019, 2018 and 2017

(In thousands of US dollars)

	Notes	2019	2018	2017

Profit for the period		21,245	14,498	23,458
Other comprehensive income (loss):
Items that will not be reclassified subsequently to profit and loss:
Change in fair value on equity instrument at FVOCI, net of hedging	15	257	(623)	-

Items that are or may be reclassified subsequently to profit and loss:
Change in fair value of debt instruments at FVOCI, net of hedging	15	(1,781)	1,291	937
Reclassification of gains (losses) on debt instruments to the profit or loss	15	470	1,160	(2,485)
Exchange difference in conversion of foreign currency operation	15	(76)	(175)	-

Other comprehensive income (loss)	15	(1,130)	1,653	(1,548)

Total comprehensive income for the period		20,115	16,151	21,910

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Unaudited condensed consolidated interim statements of changes in equity

For the three months ended March 31, 2019, 2018 and 2017

(In thousands of US dollars)

	Common stock	Treasury stock	Additional paid- in capital in excess of value assigned to common stock	Capital reserves	Regulatory reserves	Retained earnings	Other comprehensive income	Total equity
Balances at January 1, 2017	279,980	(69,176)	120,594	95,210	62,459	525,048	(2,801)	1,011,314
Profit for the period	-	-	-	-	-	23,458	-	23,458
Other comprehensive income	-	-	-	-	-	-	(1,548)	(1,548)
Compensation cost - stock options and stock units plans	-	1,005	(1,005)	-	-	-	-	-
Exercised options and stock units vested	-	-	419	-	-	-	-	419
Repurchase of "Class B" and "Class E" common stock	-	471	(127)	-	-	-	-	344
Regulatory credit reserve	-	-	-	-	(10,967)	10,967	-	-
Dymanic provision	-	-	-	-	983	(983)	-	-
Dividends declared	-	-	-	-	-	(15,078)	-	(15,078)
Balances at March 31, 2017	279,980	(67,700)	119,881	95,210	52,474	543,413	(4,349)	1,018,910

Balances at January 1, 2018	279,980	(63,248)	119,941	95,210	129,254	479,712	1,963	1,042,812
Profit for the period	-	-	-	-	-	14,498	-	14,498
Other comprehensive income (loss)	-	-	-	-	-	-	1,653	1,653
Compensation cost - stock options and stock units plans	-	-	124	-	-	-	-	124
Exercised options and stock units vested	-	2,577	254	-	-	-	-	2,831
Regulatory credit reserve	-	-	-	-	(1,750)	1,750	-	-
Dividends declared	-	-	-	-	-	(15,182)	-	(15,182)
Balances at March 31, 2018	279,980	(60,671)	120,319	95,210	127,504	480,778	3,616	1,046,736

Balances at January 1, 2019	279,980	(61,076)	119,987	95,210	136,019	423,050	420	993,590
Effect for change in accounting policy	-	-	-	-	-	(2,006)	-	(2,006)
Profit for the period	-	-	-	-	-	21,245	-	21,245
Other comprehensive income	-	-	-	-	-	-	(1,130)	(1,130)
Compensation cost - stock options and stock units plans	-	-	460	-	-	-	-	460
Exercised options and stock units vested	-	129	(129)	-	-	-	-	-
Dividends declared	-	-	-	-	-	(15,225)	-	(15,225)
Balances at March 31, 2019	279,980	(60,947)	120,318	95,210	136,019	427,064	(710)	996,934

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Unaudited condensed consolidated interim statements of cash flows

For the three months ended March 31, 2019, 2018 and 2017

(In thousands of US dollars)

	2019	2018	2017

Cash flows from operating activities
Profit for the period	21,245	14,498	23,458
Adjustments to reconcile profit for the year to net cash provided by (used in) operating activities:
Net changes in hedging position	394	2,714	29,247
Depreciation of equipment and leasehold improvements	691	323	431
Amortization of intangible assets	164	338	201
Loss for disposal of equipment and leasehold improvements	-	-	4
Impairment loss on financial instruments	942	1,931	4,116
(Gain) loss, net on sale of financial assets at fair value through OCI	(109)	-	114
Amortization of premium and discount related to securities at amortized cost	92	249	143
Compensation cost - share-based payment	460	124	419
Interest income	(73,554)	(57,437)	(59,131)
Interest expense	45,534	30,847	24,699
Net decrease (increase) in operating assets:
Pledged deposits	6,551	36,685	7,270
Loans	297,671	281,276	281,123
Other assets	10,737	1,221	9,854
Net increase (decrease) in operating liabilities:
Due to depositors	(223,247)	(114,629)	378,404
Financial liabilities at fair value through profit or loss	-	-	(24)
Other liabilities	(1,526)	86	(17,073)
Cash flows provided by (used in) operating activities	86,044	198,226	683,255

Interest received	67,663	53,584	58,870
Interest paid	(48,756)	(29,658)	(20,492)
Net cash provided by operating activities	104,952	222,152	721,633

Cash flows from investing activities:
Acquisition of equipment and leasehold improvements	(25)	(21)	(198)
Acquisition of intangible assets	-	(27)	-
Proceeds from right-of-use assets	(17,125)	-	-
Proceeds from the sale of securities at fair value through OCI	4,200	679	6,459
Proceeds from maturities of securities at amortized cost	12,700	600	10,941
Purchases of securities at amortized cost	(200)	-	-
Net cash (used in) provided by investing activities	(450)	1,231	17,202

Cash flows from financing activities:
Increase (decrease) in securities sold under repurchase agreements	(11,535)	49,316	-
Net decrease in short-term borrowings and debt	(868,016)	(296,944)	(708,518)
Proceeds from long-term borrowings and debt	470,158	95,000	255,547
Repayments of long-term borrowings and debt	(633,752)	(133,238)	(59,742)
Proceeds from lease liabilities	20,734	-	-
Payments of lease liabilities	(254)	-	-
Effect for change in accounting policy	(2,006)	-	-
Dividends paid	(15,383)	(15,183)	(15,077)
Exercised stock options	-	2,577	344
Net cash used in financing activities	(1,040,053)	(298,472)	(527,446)

Increase (decrease) net in cash and cash equivalents	(935,552)	(75,089)	211,389
Cash and cash equivalents at beginning of the period	1,706,192	618,807	1,007,726
Cash and cash equivalents at end of the period	770,640	543,718	1,219,115

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

1.	Corporate information

Banco Latinoamericano de Comercio Exterior, S. A. (“Bladex Head Office” and together with its subsidiaries “Bladex” or the “Bank”), headquartered in Panama City, Republic of Panama, is a specialized multinational bank established to support the financing of foreign trade and economic integration in Latin America and the Caribbean (the “Region”). The Bank was established pursuant to a May 1975 proposal presented to the Assembly of Governors of Central Banks in the Region, which recommended the creation of a multinational organization to increase the foreign trade financing capacity of the Region. The Bank was organized in 1977, incorporated in 1978 as a corporation pursuant to the laws of the Republic of Panama, and initiated operations on January 2, 1979. Under a contract law signed in 1978 between the Republic of Panama and Bladex, the Bank was granted certain privileges by the Republic of Panama, including an exemption from payment of income taxes in Panama.

The Bank operates under a general banking license issued by the National Banking Commission of Panama, predecessor of the Superintendence of Banks of Panama (the “SBP”).

In the Republic of Panama, banks are regulated by the SBP through Executive Decree No. 52 of April 30, 2008, which adopts the unique text of Law Decree No. 9 of February 26, 1998, modified by Law Decree No. 2 of February 22, 2008. Banks are also regulated by resolutions and agreements issued by this entity. The main aspects of this law and its regulations include: the authorization of banking licenses, minimum capital and liquidity requirements, consolidated supervision, procedures for management of credit and market risks, measures to prevent money laundering, the financing of terrorism and related illicit activities, and procedures for banking intervention and liquidation, among others.

Bladex Head Office’s subsidiaries are the following:

-	Bladex Holdings Inc. is a wholly owned subsidiary, incorporated under the laws of the State of Delaware, United States of America (USA), on May 30, 2000. Bladex Holdings Inc. has ownership in Bladex Representaçao Ltda.

-	Bladex Representaçao Ltda., incorporated under the laws of Brazil on January 7, 2000, acts as the Bank’s representative office in Brazil. Bladex Representaçao Ltda. is 99.999% owned by Bladex Head Office and the remaining is 0.001% owned by Bladex Holdings Inc.

-	Bladex Investimentos Ltda. was incorporated under the laws of Brazil on May 3, 2011. Bladex Head Office owned 99% of Bladex Investimentos Ltda., and Bladex Holdings Inc. owned the remaining 1%. This company had invested substantially all of its assets in an investment fund, Alpha 4x Latam Fundo de Investimento Multimercado, incorporated in Brazil (“the Brazilian Fund”), registered with the Securities and Exchange Commission of Brazil (“CVM”, for its acronym in Portuguese). Bladex Investimentos Ltda. merged with Bladex Representaçao Ltda. in April 2016, being the former the extinct company under Brazilian law and prevailing the acquiring company Bladex Representaçao Ltda.

-	Bladex Development Corp. was incorporated under the laws of the Republic of Panama on June 5, 2014. Bladex Development Corp. is 100% owned by Bladex Head Office.

-	BLX Soluciones, S.A. de C.V., SOFOM, E.N.R.(“BLX Soluciones”) was incorporated under the laws of Mexico on June 13, 2014. BLX Soluciones is 99.9% owned by Bladex Head Office, and Bladex Development Corp. owns the remaining 0.1%. The company specializes in offering financial leasing and other financial products such as loans and factoring.

Bladex Head Office has an agency in New York City, USA (the “New York Agency”), which began operations on March 27, 1989. The New York Agency is principally engaged in financing transactions related to international trade, mostly the confirmation and financing of letters of credit for customers in the Region. The New York Agency, also has authorization to book transactions through an International Banking Facility (“IBF”).

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

1.	Corporate information (continued)

The Bank has representative offices in Buenos Aires, Argentina; in Mexico City, Mexico; in Lima, Peru; and in Bogota, Colombia.

These unaudited condensed consolidated interim financial statements were authorized for issue by the Board of Directors on April 16, 2019.

2.	Basis of preparation of the condensed consolidated interim financial statements

2.1	Statement of compliance

These unaudited condensed consolidated interim financial statements of Banco Latinoamericano de Comercio Exterior, S. A. and its subsidiaries have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (IAS 34) issued by the International Accounting Standards Board ("IASB"). As all the disclosures required by IFRS for annual period consolidated financial statements are not included herein, these unaudited condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto as of and for the year ended December 31, 2018, contained in the Bank’s annual audited consolidated financial statements. The unaudited condensed consolidated interim statements of profit or loss, other comprehensive income, changes in equity and cash flows for the periods presented are not necessarily indicative of results expected for any future period.

3.	Summary of accounting policies

3.1	New accounting policies

Accounting policy applicable from January 1, 2019:

Leases under IFRS 16

At inception of a contract, the Bank assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Bank assesses whether:

-	The contract involves the use of an identified asset –this may be specified explicitly or implicitly; and should be physically distinct or represent substantially all of the capacity of a physically distinct asset.

-	The Bank has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use; and

-	The Bank has the right to direct the use of the asset. The Bank has this right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used. In rare cases where the decision about how and for what purpose the asset is used is predetermined, the Bank has the right to direct the use of the asset if either:

-	The Bank has the right to operate the asset; or
-	The Bank designed the asset in a way that predetermines how and for what purpose it will be used.

This policy is applied to contracts entered into, or changed, on or after January 1, 2019.

At inception or on reassessment of a contract that contains lease component, the bank allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices. However, for the leases of land and buildings in which it is a lessee, the Bank has elected not to separate non-lease components and to account for the lease components as a single lease component.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Summary of accounting policies (continued)

3.1	New accounting policies (continued)

Accounting policy applicable until December 31, 2018:

Leases under NIC 17

The determination of whether an arrangement is a lease, or contains a lease, is based on the substance of the arrangement and requires an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

Banks as a lessee

Leases where the lessor does not transfer to the Bank substantially all the risks and benefits incidental to ownership of the leased items are classified as operating leases. Operating lease payments are recognized as an expense in profit or loss on a straight-line basis through the lease term. Rental payable is recognized as an expense as incurred.

Bank as a sub-lessor

Leases where the Bank does not transfer substantially all of the risk and benefits of ownership of the asset are classified as operating leases. Initial direct costs incurred in negotiating operating leases are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income. Rental income is recognized as revenue as earned. In the event that the contract is cancelable, they are recognized as income over the term of the lease.

Changes in accounting policies

Except for the changes below, the Bank has consistently applied the accounting policies to all periods presented in these consolidated financial statements.

The Bank applied IFRS 16 with a date of initial application of 1 January 2019. As a result, the Bank has changed its accounting policy for lease contracts as detailed below.

The Bank applied IFRS 16 using the modified retrospective approach, under which the cumulative effect of initial application is recognized in retained earnings at 1 January 2019. The details of the changes in accounting policies are disclosed below.

Definition of a lease

Previously, the Bank determined at contract inception whether an arrangement is or contains a lease under IFRIC 4. Under IFRS 16, the Bank assesses whether a contract is or contains a lease based on the definition of a lease based on the definition of a lease, as explained in Note 3.1.

On transition to IFRS 16, the Bank elected to apply the practical expedient to grandfather the assessment of which transactions are leases. It applied IFRS 16 only to contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17 and IFRIC 4 were not reassessed for whether there is a lease. Therefore, the definition of a lease under IFRS 16 was applied only to contracts entered into or changed on or after 1 January 2019.

As a lessee

As a lessee, the Bank previously classified leases as operating or finance leases based on its assessment of whether the leases transferred significantly all of the risks and rewards incidental to ownership of the underlying asset to the Bank. Under IFRS 16, the Bank recognizes right-of-use assets and lease liabilities for most leases. These leases are on the consolidated statement of financial position.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Summary of accounting policies (continued)

3.1	New accounting policies (continued)

Leases classified as operating leases under IAS 17

At transition, lease liabilities were measured at the present value of the remaining lease payments, discounted at the Bank´s internal funding cost rate as at 1 January 2019.

The right-of-use assets are measured at their book value as if IFRS 16 had been applied since the commencement date, discounted using total lease payments at present value, using the Bank's internal funding cost rate, the weighted average term of the contract, adjusted for any prepayment, incremental cost, dismantling cost and depreciation that would have been recognized from the beginning of the contract until the date of implementation of the standard.

The Bank used the following practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17:

-	Applied for lease contracts with similar characteristics, the internal funding cost rate of the Bank, according to the average term of stay.
-	Excluded initial direct costs from measuring the right-of-use asset at the date of initial application.
-	Used hindsight when determining the lease term if the contract contains options to extend or terminate the lease.

Impacts on financial statements

On transition to IFRS 16, the Bank recognized and additional $17.1 million of right-of-use assets and $20.7 million of lease liabilities, recognizing the difference in retained earnings. When measuring the lease liabilities, the Bank discounted the lease payments using its internal funding cost rate at 1 January 2019. The weighted average rate applied is 4.81%.

January 1,
2019
Operating lease commitment disclosed as at December 31, 2018	16,790
Discounted using the internal funding cost rate as at January 1, 2019	20,735

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.	Cash and cash equivalents

	March 31,	December 31,
	2019	2018
Cash and due from banks	8,459	9,644
Interest-bearing deposits in banks	795,090	1,736,008
Total	803,549	1,745,652

Less:
Pledged deposits	32,909	39,460
Total cash and cash equivalents	770,640	1,706,192

The following table presents the details of interest-bearing deposits in banks and pledged deposits:

	March 31, 2019		December 31, 2018
	Amount	Interest rate range	Amount	Interest rate range
Interest-bearing deposits in banks:
Demand deposits (1)	795,090	2.40% to 5.88%	1,686,008	2.43% to 6.5%
Time deposits (2)	-		50,000	-
Total	795,090		1,736,008

Pledged deposits (3)	32,909	2.41%	39,460	2.40%

The following table provides a breakdown of pledged deposits by country risk:

	March 31,	December 31,
	2019	2018
Country:
United States of America (3)	13,438	15,009
United Kingdom	11,917	15,217
Spain	7,520	8,740
Netherlands	34	494
Total	32,909	39,460

(1)	Interest-bearing demand deposits based on the daily rates determined by banks. The rate 5.88% corresponds to a deposit placed in BRL - Brazil. In addition, a rate of 5.79% corresponds to a deposit placed in MXN – Mexico.

(2)	Time deposits “overnight” calculated on an average interest rate.

(3)	Includes deposits pledged of $3.5 million at March 31, 2019 and December 31, 2018, respectively, with the New York State Banking Department under March 1994 legislation and deposits pledged to guarantee derivative financial instrument transactions.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Securities and other financial assets, net

All securities and other financial assets as of March 31, 2019 and December 31, 2018 are presented as follows:

		At fair value
At March 31, 2019		With changes in other comprehensive income		With	Total securities and
Carring amount	Amortized cost	Recyclable to profit and loss	Non-recyclable to profit and loss	changes in profit or loss	other financial assets, net
Principal	72,443	17,931	6,521	8,743	105,638
Interest receivable	802	232	-	-	1,034
Reserves	(123)	-	-	-	(123)
	73,122	18,163	6,521	8,743	106,549

		At fair value
At December 31, 2018		With changes in other comprehensive income		With	Total securities and
Carring amount	Amortized cost	Recyclable to profit and loss	Non-recyclable to profit and loss	changes in profit or loss	other financial assets, net
Principal	85,326	21,798	6,273	8,750	122,147
Interest receivable	1,140	451	-	-	1,591
Reserves	(140)	-	-	-	(140)
	86,326	22,249	6,273	8,750	123,598

Securities at amortized cost

The amortized cost of these securities by country risk and type of debt, excluding the amounts of interest receivable and allowance for expected credit losses are as follows:

	March 31, 2019	December 31, 2018
Corporate debt
Brazil	1,492	1,491
Mexico	7,221	7,264
Panama	11,151	11,151
	19,864	19,906

Sovereign debt
Colombia	15,498	28,183
Mexico	19,770	19,859
Panama	17,311	17,378
	52,579	65,420
	72,443	85,326

As of March 31, 2019, and December 31, 2018, the allowance for expected credit losses relating to securities at amortized cost amounted to $123 thousand and $140 thousand, respectively.

As of March 31, 2019, and December 31, 2018, securities at amortized cost were pledged to secure repurchase transactions accounted for as secured financings with a carrying value of $23.6 million and 35.1 million, respectively.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Securities and other financial assets, net (continued)

Securities at amortized cost (continued)

Securities at amortized cost by contractual maturity are shown in the following tables:

	March 31, 2019	December 31, 2018
Due within 1 year	25,551	28,551
After 1 year but within 5 years	46,892	56,775
	72,443	85,326

Securities at amortized cost classified by issuer’s credit quality indicators are as follows:

Rating	March 31, 2019	December 31, 2018
2	-	5,181
3	32,042	44,858
4	38,909	33,796
5	1,492	1,491
Total	72,443	85,326

Securities at fair value through other comprehensive income (FVOCI)

The fair value of financial instruments at FVOCI by country risk and type of debt are as follows:

	March 31, 2019	December 31, 2018
Corporate debt
Panama	1,832	6,157
	1,832	6,157
Sovereign debt
Brazil	2,960	2,887
Chile	5,086	5,011
Trinidad and Tobago	8,053	7,743
	16,099	15,641
	17,931	21,798

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Securities and other financial assets

Securities at fair value through other comprehensive income (FVOCI) (continued)

As of March 31, 2019, and December 31, 2018, the allowance for expected credit losses relating to securities at fair value through other comprehensive income amounted to $165 thousand and $172 thousand, respectively.

As of March 31, 2019, and December 31, 2018, securities at fair value through other comprehensive income were pledged to secure repurchase transactions accounted for as secured financings with a carrying value of $4.6 million, for both periods.

The following table presents the realized gains or losses on sale of securities at fair value through other comprehensive income:

	Three months ended March 31st
	2019	2018	2017
Realized gain on sale of securities	109	-	161
Realized loss on sale of securities	-	-	(47)
Net gain on sale of securities at FVOCI	109	-	114

Securities at FVOCI classified by issuer’s credit quality indicators are as follows:

Rating	March 31, 2019	December 31, 2018
1	5,086	5,010
4	9,885	13,901
5	2,960	2,887
Total	17,931	21,798

The amortized cost and fair value of securities at FVOCI by contractual maturity are shown in the following tables:

	March 31, 2019		December 31, 2018
	Amortized cost	Fair value	Amortized cost	Fair value

Due within 1 year	8,268	8,053	8,386	7,743
After 1 year but within 5 years	8,074	8,047	8,084	7,898
After 5 years but within 10 years	1,778	1,831	5,926	6,157
	18,120	17,931	22,396	21,798

Equity instrument at FVOCI

The fair value of the equity instrument irrevocably measured at fair value through OCI:

	March 31, 2019	December 31, 2018
Equity Instrument at FVOCI	6,521	6,273

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

6.	Loans

The following table sets forth the details of the Bank’s gross loan portfolio:

	March 31, 2019	December 31, 2018
Corporations:
Private	1,878,029	1,893,696
State-owned	515,694	801,938
Financial institutions:
Private	2,460,972	2,458,690
State-owned	624,477	624,100
Total	5,479,172	5,778,424

The composition of the gross loan portfolio by industry is as follows:

	March 31, 2019	December 31, 2018
Financial institutions	3,085,449	3,082,790
Industrial	938,348	986,262
Oil and petroleum derived products	360,139	634,615
Agricultural	378,531	446,960
Services	426,953	393,925
Mining	30,000	20,000
Sovereign	59,026	59,026
Other	200,726	154,846
Total	5,479,172	5,778,424

16

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

6.	Loans (continued)

Loans classified by borrower’s credit quality indicators are as follows:

March 31, 2019
	Corporations		Financial institutions
Rating	Private	State-owned	Private	State-owned	Total
1-4	1,048,811	236,844	946,150	54,000	2,285,805
5-6	682,640	278,850	1,383,122	510,999	2,855,611
7	81,877	-	131,700	59,478	273,055
8	-	-	-	-	-
9	64,701	-	-	-	64,701
10	-	-	-	-	-
Total	1,878,029	515,694	2,460,972	624,477	5,479,172

December 31, 2018
	Corporations		Financial institutions
Rating	Private	State-owned	Private	State-owned	Total
1-4	975,588	388,773	797,439	54,000	2,215,800
5-6	795,399	391,438	1,476,861	464,800	3,128,498
7	58,008	21,727	184,390	105,300	369,425
8	-	-	-	-	-
9	64,701	-	-	-	64,701
10	-	-	-	-	-
Total	1,893,696	801,938	2,458,690	624,100	5,778,424

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

6.	Loans (continued)

The following table provides a breakdown of loans classified by country risk:

	March 31, 2019	December 31, 2018
Country:
Brazil	1,034,612	1,156,223
Mexico	827,206	867,441
Colombia	684,344	625,932
Argentina	562,860	604,112
Panama	483,541	485,546
Dominican Republic	391,581	301,067
Guatemala	289,316	328,830
Costa Rica	266,847	370,087
Chile	216,256	176,976
Ecuador	177,476	188,445
Paraguay	150,010	158,685
Trinidad and Tobago	116,210	144,874
Peru	81,967	78,191
El Salvador	53,545	70,048
Honduras	42,034	89,205
Singapore	39,700	38,500
Germany	35,500	17,500
Luxembourg	14,644	17,664
Belgium	11,523	13,278
Jamaica	-	21,727
Bolivia	-	14,187
Uruguay	-	9,906
Total	5,479,172	5,778,424

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

6.	Loans (continued)

The remaining loan maturities are summarized as follows:

	March 31, 2019	December 31, 2018
Current:
Up to 1 month	684,715	820,184
From 1 month to 3 months	1,103,836	966,210
From 3 months to 6 months	872,993	1,281,615
From 6 months to 1 year	1,187,539	769,280
From 1 year to 2 years	512,057	719,564
From 2 years to 5 years	999,836	1,110,489
More than 5 years	53,495	46,381
	5,414,471	5,713,723

Impaired	64,701	64,701
Total	5,479,172	5,778,424

As of March 31, 2019, the range of interest rates on loans fluctuates from 1.20% to 11.76%, respectively (as of December 31, 2018 the range of interest rates fluctuates from 1.20% to 12.25%).

The fixed and floating interest rate distribution of the loan portfolio is as follows:

	March 31, 2019	December 31, 2018

Fixed interest rates	2,507,462	2,706,834
Floating interest rates	2,971,710	3,071,590
Total	5,479,172	5,778,424

As of March 31, 2019, and December 31, 2018, 82% of the loan portfolio at fixed interest rates has remaining maturities of less than 180 days.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

6.	Loans (continued)

The following table presents an aging analysis of the loan portfolio by credit classification in stages 1, 2 and 3:

	March 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Gross carrying amount
Current	4,978,948	435,523	54,616	5,469,087
Past due
90-120 days	-	-	2,410	2,410
151-180 days	-	-	1,428	1,428
More than 180 days	-	-	6,247	6,247
Total past due	-	-	10,085	10,085
Total	4,978,948	435,523	64,701	5,479,172

	December 31, 2018
	Stage 1	Stage 2	Stage 3	Total
Gross carrying amount
Current	5,340,751	372,972	57,025	5,770,748
Past due
90-120 days	-	-	2,410	2,410
151-180 days	-	-	2,857	2,857
More than 180 days	-	-	2,409	2,409
Total past due	-	-	7,676	7,676
Total	5,340,751	372,972	64,701	5,778,424

As of March 31, 2019 and December 31, 2018, the Bank had credit transactions in the normal course of business with 15% and 17%, respectively, of its Class “A” and “B” stockholders. All transactions were made based on arm’s-length terms and subject to prevailing commercial criteria and market rates and were subject to all of the Bank’s Corporate Governance and control procedures. As of March 31, 2019 and December 31, 2018, approximately 8% and 9%, respectively, of the outstanding loan portfolio was placed with the Bank’s Class “A” and “B” stockholders and their related parties. As of March 31, 2019, the Bank was not directly or indirectly owned or controlled by another corporation or any foreign government, and no Class “A” or “B” shareholder was the registered owner of more than 3.5% of the total outstanding shares of the voting capital stock of the Bank.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

6.	Loans (continued)

Recognition and derecognition of financial assets

During the periods ended March 31, 2019, 2018 and 2017, the Bank sold loans measured at amortized cost. These sales were made based on compliance with the Bank's strategy to optimize credit risk of its loan portfolio.

The carrying amounts and gains arising from the derecognition of these financial instruments are presented in the following table. These gains are presented within the line “Gain (loss) on financial instruments, net” in the consolidated statement of profit or loss.

	Assignments and participations	Gains (losses)

Carrying amount as of March 31, 2019	5,000	-
Carrying amount as of March 31, 2018	41,667	(625)
Carrying amount as of March 31, 2017	64,400	86

21

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

6.	Loans (continued)

The allowance for expected credit losses relating to loans at amortized cost are as follows:

	Stage 1 (1)	Stage 2 (2)	Stage 3 (3)	Total
Allowance for expected credit losses as of December 31, 2018	34,957	16,389	49,439	100,785
Transfer to lifetime expected credit losses	(1,916)	1,916	-	-
Transfer to credit-impaired financial instruments	-	-	-	-
Transfer to 12-month expected credit losses	-	-	-	-
Net effect of changes in allowance for expected credit losses	(86)	5,145	4,301	9,360
Financial instruments that have been derecognized during the period	(13,262)	(2,307)	-	(15,569)
New financial assets originated or purchased	7,763	-	-	7,763
Write-offs	-	-	-	-
Recoveries	-	-	7	7
Allowance for expected credit losses as of March 31, 2019	27,456	21,143	53,747	102,346

	Stage 1 (1)	Stage 2 (2)	Stage 3 (3)	Total
Allowance for expected credit losses as of December 31, 2017	19,821	33,477	27,996	81,294
Transfer to lifetime expected credit losses	(514)	514	-	-
Transfer to credit-impaired financial instruments	(111)	(7,864)	7,975	-
Transfer to 12-month expected credit losses	4,471	(4,471)	-	-
Net effect of changes in reserve for expected credit losses	(4,665)	5,823	55,153	56,311
Financial instruments that have been derecognized during the year	(16,400)	(11,090)	-	(27,490)
New financial assets originated or purchased	32,355	-	-	32,355
Write-offs	-	-	(41,686)	(41,686)
Recoveries	-	-	1	1
Allowance for expected credit losses as of December 31, 2018	34,957	16,389	49,439	100,785

(1)	12-month expected credit losses.
(2)	Lifetime expected credit losses.
(3)	Credit-impaired financial assets (lifetime expected credit losses).

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

7.	Loan commitments and financial guarantee contracts

In the normal course of business, to meet the financing needs of its customers, the Bank is party to loan commitments and financial guarantee contracts. These instruments involve, to varying degrees, elements of credit and market risk in excess of the amount recognized in the consolidated statement of financial position. Credit risk represents the possibility of loss resulting from the failure of a customer to perform in accordance with the terms of a contract.

The Bank’s outstanding loan commitments and financial guarantee contracts are as follows:

	March 31,	December 31,
	2019	2018
Documentary letters of credit	176,443	218,988
Stand-by letters of credit and guarantees - commercial risk	154,494	179,756
Credit commitments	98,000	103,143
Total loans commitments and financial guarantee contracts	428,937	501,887

The remaining maturity profile of the Bank’s outstanding loan commitments and financial guarantee contracts is as follows:

	March 31,	December 31,
Maturities	2019	2018
Up to 1 year	348,080	434,544
From 1 to 2 years	857	200
From 2 to 5 years	80,000	67,143
Total	428,937	501,887

Loan commitments and financial guarantee contracts classified by issuer’s credit quality indicators are as follows:

	March 31,	December 31,
Rating	2019	2018
1-4	128,594	94,724
5-6	154,054	158,864
7	146,289	248,299
Total	428,937	501,887

23

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

7.	Loan commitments and financial guarantee contracts (continued)

The breakdown of the Bank’s loan commitments and financial guarantee contracts’ exposure by country risk is as follows:

	March 31,	December 31,
	2019	2018
Country:
Ecuador	145,345	247,225
Mexico	57,887	22,731
Colombia	55,646	52,000
Costa Rica	51,625	38,598
Brazil	50,000	50,000
Panama	26,205	29,175
Dominican Republic	16,500	16,500
Guatemala	15,397	15,293
Argentina	7,076	6,980
Canada	1,079	422
Peru	598	2,846
El Salvador	554	824
Honduras	390	250
Uruguay	378	750
Bolivia	257	293
Germany	-	18,000
Total	428,937	501,887

Letters of credit, stand-by letters of credit and guarantees

The Bank, on behalf of its client’s base, issues, confirms and advises letters of credit to facilitate foreign trade transactions. When issuing, confirming and advising letters of credit, the Bank adds its own unqualified assurance that the bank will pay upon presentation of complying documents as per the terms and conditions established in the letter of credit. The Bank also issues, confirms and advises stand-by letters of credit and guarantees, which are issued on behalf of institutional clients in connection with financing between its clients and third parties.  The Bank applies the same credit policies used in its lending process, and once the commitment is issued, it becomes irrevocable and remains valid until its expiration upon the presentation of complying documents on or before the expiry date.

Credit commitments

Commitments to extend credit are binding legal agreements to lend to clients. Commitments generally have fixed expiration dates or other termination clauses and require payment of a fee to the Bank. As some commitments expire without being drawn on, the total commitment amounts do not necessarily represent future cash requirements.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

7.	Loan commitments and financial guarantee contracts (continued)

The allowance for expected credit losses relating to loan commitments and financial guarantee contracts is as follows:

	Stage 1 (1)	Stage 2 (2)	Stage 3 (3)	Total
Allowance for expected credit losses as of December 31, 2018	3,089	200	-	3,289
Transfer to lifetime expected credit losses	-	-	-	-
Transfer to credit-impaired financial instruments	-	-	-	-
Transfer to 12-month expected credit losses	-	-	-	-
Net effect of changes in reserve for expected credit loss	(373)	107	-	(266)
Financial instruments that have been derecognized during the period	(1,794)	(8)	-	(1,802)
New instruments originated or purchased	1,481	-	-	1,481
Allowance for expected credit losses as of March 31, 2019	2,403	299	-	2,702

	Stage 1 (1)	Stage 2 (2)	Stage 3 (3)	Total
Allowance for expected credit losses as of December 31, 2017	1,358	5,487	-	6,845
Transfer to lifetime expected credit losses	(31)	31	-	-
Transfer to credit-impaired financial instruments	-	-	-	-
Transfer to 12-month expected credit losses	-	-	-	-
Net effect of changes in reserve for expected credit loss	13	169	-	182
Financial instruments that have been derecognized during the year	(1,179)	(5,487)	-	(6,666)
New instruments originated or purchased	2,928	-	-	2,928
Allowance for expected credit losses as of December 31, 2018	3,089	200	-	3,289

(1)	12-month expected credit losses.
(2)	Lifetime expected credit losses.
(3)	Credit-impaired financial assets (lifetime expected credit losses).

The allowance for expected credit losses on loan commitments and financial guarantee contracts reflects the Bank’s management estimate of expected credit losses items such as: confirmed letters of credit, stand-by letters of credit, guarantees and credit commitments.

25

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

8.	Impairment loss on financial instruments, net

The following table sets forth the details for the loss on financial instrument recognized in the consolidated statements of profit or loss:

	For the three months ended March 31st
	2019	2018	2017
Gain in derivative financial instruments and changes in foreign currency, net	270	1,666	131
Gain (loss) in financial instruments at fair value through profit or loss	377	(62)	(60)
Gain realized in financial instruments at fair value with changes in other comprehensive income	109	-	114
(Loss) gain on sale of loans	-	(625)	86
	756	979	271

9.	Derivative financial instruments

Quantitative information on derivative financial instruments is as follows:

	March 31, 2019
		Carrying amount of the hedging instrument
	Nominal Amount	Asset	Liability	Changes in fair value used for calculating hedge ineffectiveness
Fair value hedges:
Interest rate swaps	432,833	37	(1,898)	4,165
Cross-currency swaps	226,160	881	(16,773)	(1,032)
Cash flow hedges:
Interest rate swaps	295,000	100	(477)	2,386
Cross-currency swaps	23,025	-	(1,207)	177
Foreign exchange forwards	194,684	1,084	(8,829)	(1,509)
Net investment hedges:
Foreign exchange forwards	6,438	-	(78)	8
Total	1,178,140	2,102	(29,262)	4,195

26

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

9.	Derivative financial instruments (continued)

	December 31, 2018
		Carrying amount of the hedging instrument
	Nominal Amount	Asset	Liability	Changes in fair value used for calculating hedge ineffectiveness
Fair value hedges:
Interest rate swaps	433,500	108	(6,134)	(1,666)
Cross-currency swaps	226,757	1,134	(15,994)	11,676
Cash flow hedges:
Interest rate swaps	460,000	513	(3,276)	(2,462)
Cross-currency swaps	23,025	-	(1,384)	(2,263)
Foreign exchange forwards	176,311	933	(7,177)	(14,854)
Net investment hedges:
Foreign exchange forwards	6,183	-	(78)	(128)
Total	1,325,776	2,688	(34,043)	(9,697)

The hedging instruments detailed in the tables above are presented in the consolidated statement of financial position as derivative financial instruments - assets or derivative financial instruments - liabilities.

27

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

9.	Derivative financial instruments (continued)

The gains and losses resulting from activities of hedging derivative financial instruments recognized in the consolidated statements of profit or loss are presented below:

	March 31, 2019
	Gain (loss) recognized in OCI (effective portion)	Classification of gain (loss)	Gain (loss) reclassified from OCI to profit or loss	Gain (loss) recognized on derivatives (ineffective portion)

Derivatives – cash flow hedges
Interest rate swaps	810	Gain (loss) on interest rate swaps	-	-
Cross-currency swaps	(144)	Gain (loss) on foreign currency exchange	-	-
		Interest income – loans	740	-
Foreign exchange forwards	2,656	Interest income – securities at FVOCI	-	-
		Interest expenses – deposits	704	-
		Interest expense – borrowings and debt	-	-
		Gain (loss) on foreign currency exchange	145	-
Total	3,322		1,589	-

Derivatives – net investment hedge
Foreign exchange forwards	(6)
Total	(6)

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

9.	Derivative financial instruments (continued)

	March 31, 2018
	Gain (loss) recognized in OCI (effective portion)	Classification of gain (loss)	Gain (loss) reclassified from OCI to profit or loss	Gain (loss) recognized on derivatives (ineffective portion)

Derivatives – cash flow hedge
Interest rate swaps	(1,543)	Gain (loss) on interest rate swaps	-	-
Cross-currency swaps	184	Gain (loss) on foreign currency exchange	-	4
		Interest income – loans	418	-
Foreign exchange forwards	(2,624)	Interest income – securities at FVOCI	-	-
		Interest expenses – deposits	1,110	-
		Interest expense – borrowings and debt	-	-
		Gain (loss) on foreign currency exchange	(3,374)	-
Total	(3,983)		(1,846)	4

Derivatives – net investment hedge
Foreign exchange forwards	9
Total	9

29

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

9.	Derivative financial instruments (continued)

	March 31, 2017
	Gain (loss) recognized in OCI (effective portion)	Classification of gain (loss)	Gain (loss) reclassified from OCI to profit or loss	Gain (loss) recognized on derivatives (ineffective portion)

Derivatives – cash flow hedge
Interest rate swaps	(384)	Gain (loss) on interest rate swaps	-	233
Cross-currency swaps	(1,419)	Gain (loss) on foreign currency exchange	-	24
		Interest income – loans	1,871	-
Foreign exchange forwards	(9,838)	Interest income – securities at FVOCI	-	-
		Interest income – loans	-	-
		Interest expense – borrowings and debt	-	-
		Interest expenses – deposits	(800)	-
		Gain (loss) on foreign currency exchange	(27,169)	-
Total	(11,641)		(26,098)	257

Derivatives – net investment hedge
Foreign exchange forwards	-
Total	-

30

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

9.	Derivative financial instruments (continued)

For the agreements qualifying as fair value hedge, the Bank recognized the gain or loss on the derivative financial instruments and the gain or loss of the hedged asset or liability in profit or loss as follows:

	March 31, 2019
	Classification in consolidated statement of profit or loss	Gain (loss) on derivatives	Gain (loss) on hedged item	Net gain (loss)
Derivatives – fair value hedge
Interest rate swaps	Interest income – securities FVOCI	(9)	94	85
	Interest income – loans	13	850	863
	Interest expenses – borrowings and debt	119	(3,049)	(2,930)
	Derivative financial instruments	(3,853)	3,711	(142)
Cross-currency swaps	Interest income – loans	(127)	310	183
	Interest expenses – borrowings and debt	(227)	(182)	(409)
	Derivative financial instruments	(16,348)	14,598	(1,750)
Total		(20,432)	16,332	(4,100)

	March 31, 2018
	Classification in consolidated statement of profit or loss	Gain (loss) on derivatives	Gain (loss) on hedged item	Net gain (loss)
Derivatives – fair value hedge
Interest rate swaps	Interest income – securities FVOCI	(21)	97	76
	Interest income – loans	-	6	6
	Interest expenses – borrowings and debt	(167)	(3,049)	(3,216)
	Derivative financial instruments	102	345	447
Cross-currency swaps	Interest income – loans	(308)	548	240
	Interest expenses – borrowings and debt	230	(201)	29
	Derivative financial instruments	(2,921)	3,200	279
Total		(3,085)	946	(2,139)

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

9.	Derivative financial instruments (continued)

	March 31, 2017
	Classification in consolidated statement of profit or loss	Gain (loss) on derivatives	Gain (loss) on hedged item	Net gain (loss)
Derivatives – fair value hedge
Interest rate swaps	Interest income – securities FVOCI	(47)	169	122
	Interest income – loans	10	141	151
	Interest expenses – borrowings and debt	(261)	(7,058)	(7,319)
	Derivative financial instruments	(648)	765	117
Cross-currency swaps	Interest income – loans	(102)	119	17
	Interest expenses – borrowings and debt	268	(1,837)	(1,569)
	Derivative financial instruments	13,101	(13,021)	80
Total		12,321	(20,722)	(8,401)

Derivatives financial position and performance

The following tables detail the changes of fair value of the underlying item in the consolidated statement of financial position related to fair value hedges:

	March 31, 2019
Fair value hedges	Carrying amount	Accumulated fair value adjustments	Line item in the consolidated statement of financial position
Interest rate risk
Loans	65,601	(392)	Loans
Issuances	351,257	(2,770)	Borrowings and debt, net

Foreign exchange rate risk and interest rate risk:
Securities at FVOCI	12,523	(148)	Securities and other financial instruments, net
Loans	10,197	(914)	Loans
Issuances	(198,869)	15,511	Borrowings and debt, net

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

9.	Derivative financial instruments (continued)

Derivatives financial position and performance (continued)

	December 31, 2018
Fair value hedges	Carrying amount	Accumulated fair value adjustments	Line item in the consolidated statement of financial position
Interest rate risk
Loans	66,091	97	Loans
Issuances	349,428	5,266	Borrowings and debt, net

Foreign exchange rate risk and interest rate risk:
Securities at FVOCI	12,221	(527)	Securities and other financial instruments, net
Loans	10,581	(1,097)	Loans
Issuances	199,356	15,024	Borrowings and debt, net

The following tables detail the maturity profile of the timing of the nominal amounts of the hedging instruments, by type of risk covered:

	March 31, 2019
Risk type	Foreign exchange risk	Interest rate risk	Foreign exchange and interest rate risks	Total
Up to 1 month	94,635	-	-	94,635
31 to 60 days	50,890	-	-	50,890
61 to 90 days	13,818	17,000	73,193	104,011
91 to 180 days	107,838	79,500	-	187,338
181 to 365 days	2,090	130,000	-	132,090
1 to 2 years	5,162	418,333	23,025	446,520
2 to 5 years	3,446	83,000	76,210	162,656
More than 5 years	-	-	-	-
Total	277,879	727,833	172,428	1,178,140

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

9.	Derivative financial instruments (continued)

Derivatives financial position and performance (continued)

	December 31, 2018
Risk type	Foreign exchange risk	Interest rate risk	Foreign exchange and interest rate risks	Total
Up to 1 month	27,458	-	-	27,458
31 to 60 days	16,977	115,000	-	131,977
61 to 90 days	6,908	50,000	-	56,908
91 to 180 days	100,489	17,000	73,193	190,682
181 to 365 days	98,813	159,500	-	258,313
1 to 2 years	5,161	463,000	23,025	491,186
2 to 5 years	3,704	89,000	7,779	100,483
More than 5 years	-	-	68,768	68,768
Total	259,510	893,500	172,765	1,325,775

Assessment of the sources of ineffectiveness

As part of its hedging operations and according to the type of hedge, the Bank is exposed to the following ineffectiveness factors:

•	Cash flow hedges: Type of hedge used to mitigate the risk of changes in foreign exchange currency rates, as well of changes in interest rate risk that could include volatility in the projected cash flows. The sources of ineffectiveness arise mainly because of the differences in discount rates (OIS - Overnight Index Swap).

•	Fair value hedges: Type of hedge used to mitigate both interest rate risk and foreign currency risk. The sources of ineffectiveness come mainly from forward rates, discount rates and cross currency basis (cost of the operation).

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

9.	Derivative financial instruments (continued)

For control purposes, derivative instruments are recorded at their nominal amount in memoranda accounts. Interest rate swaps are made either in a single currency or cross currency for a prescribed period to exchange a series of interest rate flows, which involve fixed for floating interest payments, and vice versa. The Bank also engages in certain foreign exchange forward contracts to serve customers’ transaction needs and to manage foreign currency risk. All such positions are hedged with an offsetting contract for the same currency.

The Bank manages and controls the risks on these foreign exchange trades by establishing counterparty credit limits by customer and by adopting policies that do not allow for open positions in the loan and investment portfolio. The Bank also uses foreign exchange forward contracts to hedge the foreign exchange risk associated with the Bank’s equity investment in a non-U.S. dollar functional currency foreign entity. Derivative and foreign exchange forward instruments negotiated by the Bank are executed mainly over-the-counter (OTC). These contracts are executed between two counterparties that negotiate specific agreement terms, including notional amount, exercise price and maturity.

The maximum length of time over which the Bank has hedged its exposure to the variability in future cash flows on forecasted transactions is 4.94 years .

The Bank recognized the lifetime associated cost of the foreign exchange forward contracts into interest income, in profit or loss, as an adjustment to the yield on hedged items creating an accumulated reserve in OCI, reclassified to profit or loss at their maturity. The Bank estimates that approximately $107 thousand are expected to be reclassified into profit or loss during the twelve-month year ending March 31, 2020.

The Bank recognized the lifetime associated cost of the foreign exchange forward contracts into interest expense, in profit or loss, as an adjustment to the yield on hedge items creating an accumulated reserve in OCI, reclassified to profit or loss at their maturity. The Bank estimates that approximately $3,768 million are expected to be reclassified into profit or loss during the twelve-month year ending March 31, 2020.

Types of Derivatives and Foreign Exchange Instruments

Interest rate swaps are contracts in which a series of interest rate flows in a single currency are exchanged over a prescribed period. The Bank has designated a portion of these derivative instruments as fair value hedges and another portion as cash flow hedges. Cross currency swaps are contracts that generally involve the exchange of both interest and principal amounts in two different currencies. The Bank has designated a portion of these derivative instruments as fair value hedges and another portion as cash flow hedges. Foreign exchange forward contracts represent an agreement to purchase or sell foreign currency at a future date at agreed-upon terms. The Bank has designated these derivative instruments as cash flow hedges and net investment hedges.

Offsetting of financial assets and liabilities

In the ordinary course of business, the Bank enters into derivative financial instrument transactions and securities sold under repurchase agreements under industry standards agreements. Depending on the collateral requirements stated in the contracts, the Bank and counterparties can receive or deliver collateral based on the fair value of the financial instruments transacted between parties. Collateral typically consists of pledged cash deposits and securities. The master netting agreements include clauses that, in the event of default, provide for close-out netting, which allows all positions with the defaulting counterparty to be terminated and net settled with a single payment amount.

The International Swaps and Derivatives Association master agreement (“ISDA”) and similar master netting arrangements do not meet the criteria for offsetting in the consolidated statement of financial position. This is because they create for the parties to the agreement a right of set-off of recognized amounts that is enforceable only following an event of default, insolvency or bankruptcy of the Bank or the counterparties or following other predetermined events.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

9.	Derivative financial instruments (continued)

Offsetting of financial assets and liabilities (continued)

The following tables summarize financial assets and liabilities that have been offset in the consolidated statement of financial position or are subject to master netting agreements:

a)	Derivative financial instruments – assets

March 31, 2019
	Gross	Gross amounts offset in the consolidated statement of	Net amount of assets presented in the consolidated statement of	Gross amounts not offset in the consolidated statement of financial position
Description	amounts of assets	financial position	financial position	Financial instruments	Cash collateral received	Net Amount
Derivative financial instruments used for hedging at fair value	2,102	-	2,102	-	(1,206)	896
Total	2,102	-	2,102	-	(1,206)	896

December 31, 2018
	Gross	Gross amounts offset in the consolidated statement of	Net amount of assets presented in the consolidated statement of	Gross amounts not offset in the consolidated statement of financial position
Description	amounts of assets	financial position	financial position	Financial instruments	Cash collateral received	Net Amount
Derivative financial instruments used for hedging at fair value	2,688	-	2,688	-	(1,496)	1,192
Total	2,688	-	2,688	-	(1,496)	1,192

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

9.	Derivative financial instruments (continued)

Offsetting of financial assets and liabilities (continued)

b)	Financial liabilities and derivative financial instruments – liabilities

March 31, 2019
		Gross amounts offset in the consolidated	Net amount of liabilities presented in the consolidated	Gross amounts not offset in the consolidated statement of financial position
Description	Gross amounts of liabilities	statement of financial position	statement of financial position	Financial instruments	Cash collateral pledged	Net Amount
Derivative financial instruments used for hedging at fair value	29,262	-	29,262	-	(29,409)	(147)
Total	29,262	-	29,262	-	(29,409)	(147)

December 31, 2018
		Gross amounts offset in the consolidated	Net amount of liabilities presented in the consolidated	Gross amounts not offset in the consolidated statement of financial position
Description	Gross amounts of liabilities	statement of financial position	statement of financial position	Financial instruments	Cash collateral pledged	Net Amount
Derivative financial instruments used for hedging at fair value	34,043	-	34,043	-	(35,960)	(1,917)
Total	34,043	-	34,043	-	(35,960)	(1,917)

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.	Equipment and leasehold improvements

Equipment and leasehold improvement comprise owned and lease assets that do not meet the definition of investment property:

	March 31, 2019	December 31, 2019

Equipment and leasehold improvements, net	6,396	6,686
Right-of-use assets	16,762	-
	23,158	6,686

Following is the movement on the leases for which the Bank is a lessee:

Building
Balance at January 1, 2019	17,125
Depreciation by right-of-use property	(363)
Balance al December 31, 2019	16,762

The Bank leases buildings for its offices, the lease of offices space typically run for a period of 15 years, and the representative offices for 3 to 5 years. Some leases include an option to renew the lease for an additional period of the same duration after the end of the contract term.

The Bank sub-leases some of its properties under operating leases.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

11.	Deposits

The maturity profile of the Bank’s deposits, excluding interest payable, is as follows:

	March 31,	December 31,
	2019	2018
Demand	21,937	211,381
Up to 1 month	1,085,708	1,192,252
From 1 month to 3 months	715,156	412,638
From 3 months to 6 months	462,633	533,135
From 6 months to 1 year	304,798	462,156
From 1 year to 2 years	69,853	70,047
From 2 years to 5 years	87,489	89,213
	2,747,574	2,970,822

The following table presents additional information regarding the Bank’s deposits

	March 31,	December 31,
	2019	2018
Aggregate amounts of $100,000 or more	2,747,173	2,970,438
Aggregate amounts of deposits in the New York Agency	253,206	265,349

	For the three months ended March 31,
	2019	2018	2017
Interest expense on deposits made in the New York Agency	1,732	1,153	710

12.	Securities sold under repurchase agreements

As of March 31, 2019, and December 31, 2018, the Bank has financing transactions under repurchase agreements for $28.2 million and $39.8 million, respectively.

During the period ended March 31, 2019 and 2018, $287 thousand and $32 thousand was recorded corresponding to interest expenses generated by financing agreements under repurchase agreements. These expenses are included as interest expense – borrowings and debt line in the consolidated statement of profit or loss. As of March 31, 2017, the Bank did not incur in any interest expense generated by financing agreements under repurchase agreements.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

13.	Borrowings and debt

Borrowings and debt are detailed as follows:

	March 31, 2019
	Short-Term			Long-term
Carring amount	Borrowings	Debt	Lease Liabilities	Borrowings	Debt	Lease Liabilities	Total
Principal	1,072,884	82,257	1,061	724,320	616,265	19,419	2,516,206
Prepaid commissions	-	-	-	(2,354)	(644)	-	(2,998)
	1,072,884	82,257	1,061	721,966	615,621	19,419	2,513,208

	December 31, 2018
	Short-Term			Long-term
Carring amount	Borrowings	Debt	Lease Liabilities	Borrowings	Debt	Lease Liabilities	Total
Principal	1,975,174	45,930	-	886,384	614,505	-	3,521,993
Prepaid commissions	-	-	-	(2,790)	(757)	-	(3,547)
	1,975,174	45,930	-	883,594	613,748	-	3,518,446

Short-term borrowings and debt

The breakdown of short-term (original maturity of less than one year) borrowings and debt, along with contractual interest rates, is as follows:

	March 31,	December 31,
	2019	2018
Short-term borrowings:
At fixed interest rates	272,225	695,500
At floating interest rates	800,659	1,279,674
Total borrowings	1,072,884	1,975,174
Short-term debt:
At fixed interest rates	12,700	2,700
At floating interest rates	69,557	43,230
Total debt	82,257	45,930
Total short-term borrowings and debt	1,155,141	2,021,104

Average outstanding balance during the period	1,348,417	1,095,530
Maximum balance at any month-end	1,437,837	2,021,104
Range of fixed interest rates on borrowings and debt in U.S. dollars	2.76% to 3.30%	2.74% to 3.30%
Range of floating interest rates on borrowings in U.S. dollars	2.78% to 3.30%	2.72% to 3.41%
Range of fixed interest rates on borrowings in Mexican pesos	-	-
Range of floating interest rate on borrowings in Mexican pesos	8.81% to 9.34%	8.49% to 9.39%
Weighted average interest rate at end of the period	3.77%	3.18%
Weighted average interest rate during the period	3.50%	3.00%

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

13.	Borrowings and debt (continued)

Short-term borrowings and debt (continued)

The outstanding balances of short-term borrowings and debt by currency, are as follows:

	March 31,	December 31,
	2019	2018
Currency
US dollar	1,022,725	1,926,000
Mexican peso	132,416	95,104
Total	1,155,141	2,021,104

Long-term borrowings and debt

Borrowings consist of long-term and syndicated loans obtained from international banks. Debt instruments consist of public and private issuances under the Bank's Euro Medium Term Notes Program (“EMTN”) as well as public issuances in the Mexican and Japanese markets. The breakdown of borrowings and long-term debt (original maturity of more than one year), along with contractual interest rates, plus prepaid commissions as of March 31, 2019 and December 31, 2018, respectively, are as follows:

Long-term borrowings:	March 31, 2019	December 31, 2018
At fixed interest rates with due dates from January 2019 to February 2022	61,162	63,367
At floating interest rates with due dates from August 2019 to August 2023	663,158	823,017
Total long-term borrowings	724,320	886,384

Long-term debt:
At fixed interest rates with due dates from June 2019 to March 2024	503,982	503,229
At floating interest rates with due dates from April 2019 to June 2023	112,283	111,276
Total long-term debt	616,265	614,505
Total long-term borrowings and debt	1,340,585	1,500,889
Less: Prepaid commissions	(2,998)	(3,547)
Total long-term borrowings and debt, net	1,337,587	1,497,342

Net average outstanding balance during the period	1,390,695	1,244,619
Maximum outstanding balance at any month – end	1,390,093	1,500,889
Range of fixed interest rates on borrowings and debt in U.S. dollars	2.25% to 3.25%	2.25% to 3.25%
Range of floating interest rates on borrowings and debt in U.S. dollars	3.15% to 4.20%	3.26% to 4.46%
Range of fixed interest rates on borrowings in Mexican pesos	5.45% to 9.09%	5.25% to 9.09%
Range of floating interest rates on borrowings and debt in Mexican pesos	9.11% to 9.83%	9.19% to 9.71%
Range of fixed interest rates on debt in Japanese yens	0.46%	0.46%
Range of fixed interest rates on debt in Euros	3.75%	3.75%
Range of fixed interest rates on debt in Australian dollars	3.33%	3.33%
Weighted average interest rate at the end of the period	4.35%	4.35%
Weighted average interest rate during the period	4.46%	4.09%

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

13.	Borrowings and debt (continued)

Long-term borrowings and debt (continued)

The balances of long-term borrowings and debt by currency, excluding prepaid commissions, are as follows:

	March 31, 2019	December 31, 2018
Currency
US dollar	1,088,990	1,203,101
Mexican peso	98,603	143,661
Japanese yen	72,152	72,670
Euro	59,538	60,315
Australian dollar	21,302	21,142
Total	1,340,585	1,500,889

The Bank's funding activities include: (i) EMTN, which may be used to issue notes for up to $2.3 billion, with maturities from 7 days up to a maximum of 30 years, at fixed or floating interest rates, or at discount, and in various currencies. The notes are generally issued in bearer or registered form through one or more authorized financial institutions; (ii) Short-and Long-Term Notes (“Certificados Bursatiles”) Program (the “Mexican Program”) in the Mexican local market, registered with the Mexican National Registry of Securities administered by the National Banking and Securities Commission in Mexico (“CNBV”, for its acronym in Spanish), for an authorized aggregate principal amount of 10 billion Mexican pesos with maturities from one day to 30 years.

Some borrowing agreements include various events of default and covenants related to minimum capital adequacy ratios, incurrence of additional liens, and asset sales, as well as other customary covenants, representations and warranties. As of March 31, 2019, the Bank was in compliance with all those covenants.

The future payments of long-term borrowings and debt outstanding as of March 31, 2019, are as follows:

Payments	Outstanding

2019	200,856
2020	475,394
2021	479,774
2022	62,523
2023	62,500
2024	59,538
1,340,585

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

13.	Borrowings and debt (continued)

Long-term borrowings and debt (continued)

Reconciliation of movements of borrowings and debt arising from financing activities of consolidated statements of cash flows:

Borrowings and debt, net as at January 1, 2018	2,211,567
Net increase (decrease) in short-term borrowings and debt	950,259
Proceeds from long-term borrowings and debt	609,017
Repayments of long-term borrowings and debt	(256,173)
Change in foreign currency	1,903
Adjustment of fair value for hedge accounting relationship	753
Other adjustments	1,120
Borrowings and debt, net as at December 31, 2018	3,518,446
Net increase (decrease) in short-term borrowings and debt	(868,016)
Proceeds from long-term borrowings and debt	470,158
Repayments of long-term borrowings and debt	(633,752)
Proceeds from lease liabilities	20,734
Payment of lease liabilities	(254)
Change in foreign currency	3,075
Adjustment of fair value for hedge accounting relationship	2,153
Other adjustments	662
Borrowings and debt, net as at March 31, 2019	2,513,208

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

13.	Borrowings and debt (continued)

Long-term borrowings and debt (continued)

Lease liabilities

Maturity analysis contractual undiscounted cash flows of the lease liability is detailed below:

March 31, 2019
Due within 1 year	2,000
After 1 year but within 5 years	8,516
After 5 years but within 10 years	17,060
Total undiscounted lease liabilities	27,576

Short-term	1,061
Long-term	19,419
Lease liabilities included in the statement of financial position at March 31	20,480

Amounts recognized in profit or loss

March 31, 2019
Interest on lease liabilities	(362)
Income from sub-leasing right-of-use assets	75

Amounts recognized in the statement of cash flows

March 31, 2019
Cash outflow for leases	496

44

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

14.	Earnings per share

The following table presents a reconciliation of profit and share data used in the basic and diluted earnings per share (“EPS”) computations for the dates indicated:

	March 31,	March 31,	March 31,
	2019	2018	2017
(Thousands of U.S. dollars)
Profit for the period	21,245	14,498	23,458

(U.S. dollars)
Basic earnings per share	0.54	0.37	0.60
Diluted earnings per share	0.54	0.37	0.60

(Thousands of shares)
Weighted average of common shares outstanding - applicable to basic EPS	39,542	39,466	39,188

Effect of diluted securities:
Stock options and restricted stock units plan	17	26	108

Adjusted weighted average of common shares outstanding applicable to diluted EPS	39,559	39,492	39,296

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

15.	Other comprehensive income

The breakdown of other comprehensive income (loss) relating to financial instruments at FVOCI, derivative financial instruments, and foreign currency translation is as follows:

	Financial instruments at FVOCI	Derivative financial instruments	Foreign currency translation adjustment	Total
Balance as of January 1, 2017	(853)	(1,948)	-	(2,801)
Change in fair value of debt instruments, net of hedging	120	817	-	937
Change in fair value of equity instruments at FVOCI, net of hedging	-	-	-	-
Reclassification of gains (losses) on financial instruments included in profit or loss (1)	105	(2,590)	-	2,485
Other comprehensive income (loss) for the period	225	(1,773)	-	1,548
Balance as of March 31, 2017	(628)	(3,721)	-	(4,349)

Balance as of January 1, 2018	(385)	858	1,490	1,963
Change in fair value of debt instruments, net of hedging	26	1,265	-	1,291
Change in fair value of equity instruments at FVOCI, net of hedging	(555)	(68)	-	(623)
Reclassification of gains (losses) on financial instruments included in profit or loss (1)	2	1,158	-	1,160
Exchange difference in conversion of foreign operating currency	-	-	(175)	(175)
Other comprehensive income (loss) for the period	(527)	2,355	(175)	1,653
Balance as of March 31, 2018	(912)	3,213	1,315	3,616

Balance as of January 1, 2019	(2,800)	3,011	209	420
Change in fair value of debt instruments, net of hedging	526	(2,307)	-	(1,781)
Change in fair value of equity instruments at FVOCI, net of hedging	251	6	-	257
Reclassification of gains (losses) on financial instruments included in profit or loss (1)	(171)	641	-	470
Exchange difference in conversion of foreign operating currency	-	-	(76)	(76)
Other comprehensive income (loss) for the period	606	(1,660)	(76)	(1,130)
Balance as of March 31, 2019	(2,194)	1,351	133	(710)

(1)	Reclassification adjustments include amounts recognized in profit or loss of the year that had been part of other comprehensive income in this and previous years.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

15.	Other comprehensive income (continued)

The following table presents amounts reclassified from other comprehensive income to profit or loss:

March 31, 2019
Details about other comprehensive income components	Amount reclassified from other comprehensive income	Affected line item in the consolidated statement of profit or loss
Realized gains (losses) on securities at FVOCI:	-	Interest income – securities at FVOCI
	67	Net gain on sale of securities at FVOCI
	104	Derivative financial instruments and impairment loss on financial instruments at FVOCI
171

Gains (losses) on derivative financial instruments:
Foreign exchange forwards	(740)	Interest income – loans
	(704)	Interest expense – borrowings and deposits
	803	Net gain (loss) on foreign currency exchange
Interest rate swaps	-	Net gain (loss) on interest rate swaps
Cross-currency swaps	-	Net gain (loss) on cross-currency swaps
(641)

March 31, 2018
Details about other comprehensive income components	Amount reclassified from other comprehensive income	Affected line item in the consolidated statement of profit or loss
Realized gains (losses) on securities at FVOCI:	-	Interest income – securities at FVOCI
	-	Net gain on sale of securities at FVOCI
	(2)	Derivative financial instruments and impairment loss on financial instruments at FVOCI
(2)

Gains (losses) on derivative financial instruments:
Foreign exchange forwards	(418)	Interest income – loans
	(1,110)	Interest expense – borrowings and deposits
	379	Net gain (loss) on foreign currency exchange
Interest rate swaps	(9)	Net gain (loss) on interest rate swaps
Cross-currency swaps	-	Net gain (loss) on cross-currency swaps
(1,158)

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

15.	Other comprehensive income (continued)

March 31, 2017
Details about other comprehensive income components	Amount reclassified from other comprehensive income	Affected line item in the consolidated statement of profit or loss
Realized gains (losses) on securities at FVOCI:	-	Interest income – securities at FVOCI
	(36)	Net gain on sale of securities at FVOCI
	(69)	Derivative financial instruments and impairment loss on financial instruments at FVOCI
	(105)

Gains (losses) on derivative financial instruments:
Foreign exchange forwards	(1,871)	Interest income – loans
	781	Interest expense – borrowings and deposits
	3,515	Net gain (loss) on foreign currency exchange
Interest rate swaps	163	Net gain (loss) on interest rate swaps
Cross-currency swaps	2	Net gain (loss) on cross-currency swaps
	2,590

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

16.	Fees and commission income

Fees and commission income from contracts with customers broken down by main types of services according to the scope of IFRS 15, are detailed below:

	March 31, 2019
	Syndicated loans	Documentary letters of credit	Stand-by letters of credit and guarantees	Credit commitments	Other	Total

Openning and confirmation	-	1,414	510	208	-	2,132
Negotiation and acceptance	-	163	-	-	-	163
Amendment	-	6	11	-	-	17
Structuring	-	-	-	-	-	-
Other	-	(2)	-	-	40	38
	-	1,580	522	208	40	2,350

	March 31, 2018
	Syndicated loans	Documentary letters of credit	Stand-by letter of credit and guarantees	Credit commitments	Others	Total

Openning and confirmation	-	1,839	1,026	66	-	2,931
Negotiation and acceptance	-	37	-	-	-	37
Amendment	-	25	6	-	-	31
Structuring	25	-	-	-	-	25
Others	-	-	-	-	35	35
	25	1,901	1,032	66	35	3,059

Fees and commission income from contracts with customers recognized under IAS 18 as of March 31, 2017 are detailed below:

March 31, 2017
Commission income – Loans & commitments, net	38
Commission income - Letters of credit	3,063
Commission income - Structuring	168
Total	3,269

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

16.	Fees and commission income (continued)

The following table provides information on the ordinary income that is expected to be recognized on the contracts in force as of March 31, 2019 and December 31, 2018:

	Up to 1 year	1 to 2 years	More than 2 years	Total

Ordinary income expected to be recognized on the contracts as of March 31, 2019	1,622	377	673	2,672

	Up to 1 year	1 to 2 years	More than 2 years	Total

Ordinary income expected to be recognized on the contracts as of December 31, 2018	1,655	377	761	2,793

17.	Business segment information

The Bank’s activities are managed and executed in two business segments: Commercial and Treasury. The business segment results are determined based on the Bank’s managerial accounting process as defined by IFRS 8 – Operating Segments, which assigns assets, liabilities, revenue and expense items to each business segment on a systematic basis. The maximum decision-making operating authority of the Bank is represented by the Chief Executive Officer and the Executive Committee, which review the internal management reports for each division at least every six months. Segment profit, as included in the internal management reports is used to measure performance as management believes that this information is the most relevant in evaluating the results of the respective segments relative to other entities that operate within the same industry.

The Bank’s net interest income represents the main driver of profits; therefore, the Bank presents its interest-earning assets by business segment, to give an indication of the size of business generating net interest income. Interest-earning assets also generate gains and losses on sales, mainly from financial instruments at fair value through OCI and financial instruments at fair value through profit or loss, which are included in net other income, in the Treasury Segment. The Bank also discloses its other assets and contingencies by business segment, to give an indication of the size of business that generates net fees and commissions, also included in net other income, in the Commercial Business Segment.

The Commercial Business Segment encompasses the Bank’s core business of financial intermediation and fee generation activities catering to corporations, financial institutions and investors in Latin America.  These activities include the origination of bilateral short-term and medium-term loans, structured and syndicated credits, loan commitments, and financial guarantee contracts such as issued and confirmed letters of credit, stand-by letters of credit, guarantees covering commercial risk, and other assets consisting of customers’ liabilities under acceptances.

Profits from the Commercial Business Segment include (i) net interest income from loans; (ii) fees and commissions from the issuance, confirmation and negotiation of letters of credit, guarantees and loan commitments, and through loan structuring and syndication activities; (iii) gain on sale of loans generated through loan intermediation activities, such as sales in the secondary market and distribution in the primary market; (iv) impairment loss on financial instruments; and (v) direct and allocated operating expenses.

The Treasury Business Segment focuses on managing the Bank’s investment portfolio, and the overall structure of its assets and liabilities to achieve more efficient funding and liquidity positions for the Bank, mitigating the traditional financial risks associated with the balance sheet, such as interest rate, liquidity, price and currency risks. Interest-earning assets managed by the Treasury Business Segment include liquidity positions in cash and cash equivalents, and financial instruments related to the investment management activities, consisting of securities at FVOCI and securities at amortized cost. The Treasury Business Segment also manages the Bank’s interest-bearing liabilities, which constitute its funding sources, mainly deposits, short- and long-term borrowings and debt.

Profits from the Treasury Business Segment include net interest income derived from the above mentioned treasury assets and liabilities, and related net other income (net results from derivative financial instruments and foreign currency exchange, gain (loss) per financial instruments at FVTPL, gain (loss) on sale of securities at FVOCI, and other income), recovery or impairment loss on financial instruments, and direct and allocated operating expenses.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

17.	Business segment information (continued)

The following table provides certain information regarding the Bank’s operations by segment:

	March 31, 2019
	Commercial	Treasury	Total
Interest income	67,255	6,299	73,554
Interest expense	(194)	(45,340)	(45,534)
Inter-segment net interest income	(39,274)	39,274	-
Net interest income	27,788	233	28,020
Other income (expense), net	2,598	1,453	4,051
Total income	30,385	1,685	32,071

Impairment loss on financial assets	(968)	26	(942)
Impairment loss on non-financial assets	-	-	-
Operating expenses	(7,310)	(2,574)	(9,884)
Segment profit (loss)	22,107	(862)	21,245

Segment assets	5,522,790	896,984	6,419,774
Segment liabilities	100,508	5,340,991	5,441,499

	March 31, 2018
	Commercial	Treasury	Total
Interest income	53,890	3,547	57,437
Interest expense	-	(30,847)	(30,847)
Inter-segment net interest income	(26,780)	26,780	-
Net interest income	27,110	(520)	26,590
Other income (expense), net	2,551	1,602	4,153
Total income	29,661	1,082	30,743

Impairment loss on financial assets	(1,956)	25	(1,931)
Impairment loss on non-financial assets	-	-	-
Operating expenses	(10,762)	(3,552)	(14,314)
Segment profit (loss)	16,943	(2,445)	14,498

Segment assets	5,190,926	660,239	5,851,165
Segment liabilities	12,363	4,793,879	4,806,243

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

17.	Business segment information (continued)

	March 31, 2017
	Commercial	Treasury	Total
Interest income	56,427	2,704	59,131
Interest expense	-	(24,699)	(24,699)
Inter-segment net interest income	(23,136)	23,136	-
Net interest income	33,291	1,141	34,432
Other income (expense), net	3,479	415	3,894
Total income	36,770	1,557	38,326

Impairment loss on financial assets	(4,115)	454	(3,662)
Impairment loss on non-financial assets	-	-	-
Operating expenses	(8,700)	(2,507)	(11,207)
Segment profit (loss)	23,954	(497)	23,458

Segment assets	5,666,846	1,368,714	7,035,560
Segment liabilities	6,227	6,021,349	6,027,576

Reconciliation on informatiln on reportable segments

	2019	2018	2017
Profit:
Total profit from reportable segments	21,245	14,499	23,458
Impairment loss on non-financial assets - unallocated	-	-	-
Total profit for the period	21,245	14,499	23,458

Assets:
Assets from reportable segments	6,419,774	5,851,165	7,035,560
Equipment and leasehold improvements, net - unallocated	23,158	7,120	8,311
Intangibles, net - unallocated	1,468	5,115	2,708
Other assets - unallocated	5,947	11,646	20,262
Unallocated amounts	30,574	23,880	31,280
Total assets	6,450,349	5,875,045	7,066,840

Liabilities:
Liabilities from reportable segments	5,441,499	4,806,243	6,027,576
Other liabilities - unallocated	11,907	22,065	20,353
Unallocated amounts	11,907	22,065	20,353
Total Liabilities	5,453,406	4,828,308	6,047,930

52

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

18.	Fair value of financial instruments

The Bank determines the fair value of its financial instruments using the fair value hierarchy established in IFRS 13 - Fair Value Measurements and Disclosure, which requires the Bank to maximize the use of observable inputs (those that reflect the assumptions that market participants would use in pricing the asset or liability developed based on market information obtained from sources independent of the reporting entity) and to minimize the use of unobservable inputs (those that reflect the reporting entity’s own assumptions about the inputs that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances) when measuring fair value. Fair value is used on a recurring basis to measure assets and liabilities in which fair value is the primary basis of accounting. Additionally, fair value is used on a non-recurring basis to assess assets and liabilities for impairment or for disclosure purposes. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, the Bank uses some valuation techniques and assumptions when estimating fair value. The Bank applied the following fair value hierarchy:

Level 1 – Assets or liabilities for which an identical instrument is traded in an active market, such as publicly-traded instruments or futures contracts.

Level 2 – Assets or liabilities valued based on observable market data for similar instruments, quoted prices in markets that are not active; or other observable inputs that can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3 – Assets or liabilities for which significant valuation inputs are not readily observable in the market; instruments measured based on the best available information, which might include some internally-developed data, and considers risk premiums that a market participant would require.

When determining the fair value measurements for assets and liabilities that are required or permitted to be recorded at fair value, the Bank considers the principal or most advantageous market in which it would transact and considers the inputs that market participants would use when pricing the asset or liability. When possible, the Bank uses active markets and observable prices to value identical assets or liabilities. When identical assets and liabilities are not traded in active markets, the Bank uses observable market information for similar assets and liabilities. However, certain assets and liabilities are not actively traded in observable markets and the Bank must use alternative valuation techniques to determine the fair value measurement. The frequency of transactions, the size of the bid-ask spread and the size of the investment are factors considered in determining the liquidity of markets and the relevance of observed prices in those markets.

When there has been a significant decrease in the valuation of the financial asset or liability, or in the level of activity for a financial asset or liability, the Bank uses the present value technique which considers market information to determine a representative fair value in usual market conditions.

Recurring valuation:

A description of the valuation methodologies used for assets and liabilities measured at fair value on a recurring basis, including the general classification of such assets and liabilities under the fair value hierarchy is presented below:

Financial instruments at FVTPL and FVOCI

Financial instruments at FVTPL are carried at fair value, which is based upon quoted prices when available, or if quoted market prices are not available, on discounted expected cash flows using market rates commensurate with the credit quality and maturity of the security.

Financial instruments at FVOCI are carried at fair value, based on quoted market prices when available, or if quoted market prices are not available, based on discounted expected cash flows using market rates commensurate with the credit quality and maturity of the security.

53

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

18.	Fair value of financial instruments (continued)

Financial instruments at FVTPL and FVOCI (continued)

When quoted prices are available in an active market, financial instruments at FVOCI and financial instruments at FVTPL are classified in level 1 of the fair value hierarchy. If quoted market prices are not available or they are available in markets that are not active, then fair values are estimated based upon quoted prices for similar instruments, or where these are not available, by using internal valuation techniques, principally discounted cash flows models. Such securities are classified within levels 2 and 3 of the fair value hierarchy.

Derivative financial instruments

The valuation techniques and inputs depend on the type of derivative and the nature of the underlying instrument. Exchange-traded derivatives that are valued using quoted prices are classified within level 1 of the fair value hierarchy.

For those derivative contracts without quoted market prices, fair value is based on internal valuation techniques using inputs that are readily observable and that can be validated by information available in the market. The principal technique used to value these instruments is the discounted cash flows model and the key inputs considered in this technique include interest rate yield curves and foreign exchange rates. These derivatives are classified within level 2 of the fair value hierarchy.

The fair value adjustments applied by the Bank to its derivative carrying values include credit valuation adjustments (“CVA”), which are applied to OTC derivative instruments, in which the base valuation generally discounts expected cash flows using the Overnight Index Swap (“OIS”) interest rate curves. Because not all counterparties have the same credit risk as that implied by the relevant OIS curve, a CVA is necessary to incorporate the market view of both, counterparty credit risk and the Bank’s own credit risk, in the valuation.

Own-credit and counterparty CVA is determined using a fair value curve consistent with the Bank’s or counterparty credit rating. The CVA is designed to incorporate a market view of the credit risk inherent in the derivative portfolio. However, most of the Bank’s derivative instruments are negotiated bilateral contracts and are not commonly transferred to third parties. Derivative instruments are normally settled contractually, or if terminated early, are terminated at a value negotiated bilaterally between the counterparties. Therefore, the CVA (both counterparty and own-credit) may not be realized upon a settlement or termination in the normal course of business. In addition, all or a portion of the CVA may be reversed or otherwise adjusted in future periods in the event of changes in the credit risk of the Bank or its counterparties or due to the anticipated termination of the transactions.

54

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

18.	Fair value of financial instruments (continued)

Financial instruments measured at fair value on a recurring basis by caption on the consolidated statement of financial position using the fair value hierarchy are described below:

	March 31, 2019
	Level 1	Level 2	Level 3	Total
Assets
Securities and other financial assets:
Securities at FVOCI - Corporate debt	-	1,832	-	1,832
Securities at FVOCI - Sovereign debt	-	16,099	-	16,099
Equity instrument at FVOCI	-	6,521	-	6,521
Debt instrument at fair value through profit or loss	-	-	8,743	8,743
Total securities and other financial assets	-	24,452	8,743	33,195

Derivative financial instruments - assets:
Interest rate swaps	-	137	-	137
Cross-currency swaps	-	881	-	881
Foreign exchange forwards	-	1,084	-	1,084
Total derivative financial instrument assets	-	2,102	-	2,102
Total assets at fair value	-	26,554	8,743	35,297

Liabilities
Derivative financial instruments - liabilities:
Interest rate swaps	-	2,375	-	2,375
Cross-currency swaps	-	17,980	-	17,980
Foreign exchange forwards	-	8,907	-	8,907
Total derivative financial instruments - liabilities	-	29,262	-	29,262
Total liabilities at fair value	-	29,262	-	29,262

55

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

18.	Fair value of financial instruments (continued)

	December 31, 2018
	Level 1	Level 2	Level 3	Total
Assets
Securities and other financial assets:
Securities at FVOCI - Corporate debt (1)	-	6,157	-	6,157
Securities at FVOCI - Sovereign debt (1)	-	15,641	-	15,641
Equity instrument at FVOCI (1)	-	6,273	-	6,273
Debt instrument at fair value through profit or loss	-	-	8,750	8,750
Total securities and other financial assets	-	28,071	8,750	36,821

Derivative financial instruments - assets:
Interest rate swaps	-	621	-	621
Cross-currency swaps	-	1,134	-	1,134
Foreign exchange forwards	-	933	-	933
Total derivative financial instrument assets	-	2,688	-	2,688
Total assets at fair value	-	30,759	8,750	39,509

Liabilities
Derivative financial instruments - liabilities:
Interest rate swaps	-	9,410	-	9,410
Cross-currency swaps	-	17,378	-	17,378
Foreign exchange forwards	-	7,255	-	7,255
Total derivative financial instruments - liabilities	-	34,043	-	34,043
Total liabilities at fair value	-	34,043	-	34,043

(1)	At December 31, 2018, investment securities and equity instrument at FVOCI for $21.8 million and $6.3 million, respectively; were reclassified from level 1 to level 2 of the fair value hierarchy due to changes in market conditions causing that the quoted prices were no longer active for these financial instruments.

Fair value calculations are only provided for a limited portion of the Bank’s financial assets and liabilities. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparison of fair value information of the Bank and other companies may not be meaningful for comparative analysis.

Non-recurring valuation:

The following methods and inputs were used by the Bank’s management in estimating the fair values of financial instruments whose fair value is not measured on a recurring basis:

Financial instruments with carrying value that approximates fair value

The carrying value of certain financial assets, including cash and due from banks, interest-bearing deposits in banks, customers’ liabilities under acceptances, interest receivable and certain financial liabilities including customer’s demand and time deposits, securities sold under repurchase agreements, interest payable, and acceptances outstanding, due to their short-term nature, is considered to approximate their fair value. These instruments are classified in Level 2.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

18.	Fair value of financial instruments (continued)

Non-recurring basic (continued)

Securities at amortized cost

The fair value has been estimated upon current market quotations, where available. If quoted market prices are not available, fair value has been estimated based upon quoted prices of similar instruments, or where these are not available, on discounted expected cash flows using market rates commensurate with the credit quality and maturity of the security. These securities are classified in Levels 1 and 2.

Loans

The fair value of the loan portfolio, including impaired loans, is estimated by discounting future cash flows using the current rates at which loans would be made to borrowers with similar credit ratings and for the same remaining maturities, considering the contractual terms in effect as of December 31 of the relevant year. These assets are classified in Levels 2 and 3.

Transfer of financial assets

Gains or losses on sale of loans depend in part on the carrying amount of the financial assets involved in the transfer, and their fair value at the date of transfer. The fair value of these instruments is determined based upon quoted market prices when available or is based on the present value of future expected cash flows using information related to credit losses, prepayment speeds, forward yield curves, and discounted rates commensurate with the risk involved.

Short and long-term borrowings and debt

The fair value of short and long-term borrowings and debt is estimated using discounted future cash flows based on the current incremental borrowing rates for similar types of borrowing arrangements, considering the changes in the Bank’s credit margin. These liabilities are classified in Level 2.

Valuation framework

The Bank has an established control framework for the measurement of fair values, which is independent of front office management, verifying the valuation results of the derivative financial instruments, securities and other financial instrument significantly measured. Specific controls include:

-	Verification of observable pricing
-	Verification of re – performance of model valuations
-	A review and approval process for new models and changes to existing models
-	Annual calibration and back testing of models against observed market transactions
-	Analysis and evaluation of the significant valuation movements
-	Review of the significant unobservable inputs, valuation adjustments and changes to the fair value measurement of Level 3 instruments.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

18.	Fair value of financial instruments (continued)

The following table provides information on the carrying value and an estimated fair value of the Bank’s financial instruments that are not measured on a recurring basis:

	March 31, 2019
	Carrying	Fair
	value	value	Level 1	Level 2	Level 3
Assets
Cash and deposits on banks	803,549	803,549	-	803,549	-
Securities at amortized cost (1) (3)	72,443	72,943	-	61,777	11,166
Loans, net (2)	5,409,714	5,605,580	-	5,540,879	64,701
Customers' liabilities under acceptances	97,805	97,805	-	97,805	-

Liabilities
Deposits	2,747,574	2,747,574	-	2,747,574	-
Securities sold under repurchase agreements	28,232	39,767	-	39,767	-
Borrowings and debt, net	2,513,208	2,574,269	-	2,574,269	-
Customers' liabilities under acceptances	97,805	97,805	-	97,805	-
Allowance for expected credit losses on loan commitments and financial guarantee contracts	2,702	2,702	-	2,702	-

	December 31, 2018
	Carrying	Fair
	value	value	Level 1	Level 2	Level 3
Assets
Cash and deposits on banks	1,745,652	1,745,652	-	1,745,652	-
Securities at amortized cost (1) (3)	86,326	85,036	-	73,869	11,167
Loans, net (2)	5,702,258	5,958,540	-	5,884,527	74,013
Customers' liabilities under acceptances	9,696	9,696	-	9,696	-

Liabilities
Deposits	2,970,822	2,970,822	-	2,970,822	-
Securities sold under repurchase agreements	39,767	39,767	-	39,767	-
Borrowings and debt, net	3,518,446	3,558,763	-	3,558,763	-
Customers' liabilities under acceptances	9,696	9,696	-	9,696	-
Allowance for expected credit losses on loan commitments and financial guarantee contracts	3,289	3,289	-	3,289	-

(1)	The carrying value of securities at amortized cost is net of the accrued interest receivable of $0.8 million and the allowance for expected credit losses of $0.1 million as of March 31, 2019, and the accrued interest receivable of $1.1 million and the allowance for expected credit losses $0.1 million as of December 31, 2018.

(2)	The carrying value of loans at amortized cost is net of the accrued interest receivable of $47.8 million, the allowance for expected credit losses of $102.3 million and unearned interest and deferred fees of $14.9 million for March 31, 2019, and the accrued interest receivable of $41.1 million, the allowance for expected credit losses of $100.8million and unearned interest and deferred fees of $16.5 million for December 31, 2018.

(3)	At December 31, 2018, investment securities at amortized cost were reclassified from level 1 to level 2 of the fair value hierarchy due to changes in market conditions causing that the quoted prices were no longer active for these financial instruments.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

18.	Fair value of financial instruments (continued)

Level 3 fair value measurements

Reconciliation

The following table presents the movement of instruments measured at Level 3 fair value:

Carrying amount as of December 31, 2018	8,750
Realized loss	(7)
Carrying amount as of March 31, 2019	8,743

Unobservable inputs used in the fair value mesurements

The following tables provides information about the significant inputs used in the measurement of instruments at Level 3 fair value:

Type of financial instruments	Fair value March 31, 2019	Measurement techniques	Significant unobservable inputs

At fair value through profit or loss (debentures)	8,743	Discounted cash flows	Discount rate Premiun or liquidity rate

Range of estimates	Unobservable inputs sensibility

17.70%	Significant increases would lead to a lower fair value
57%	Significant increases would lead to a lower fair value

Significant unobservable inputs were developed as follows:

a). The discount rate was derived from the discount rate of a similar company in the same line of business. For the discount rate, the debt-equity structure for the Issuer of the securities was applied.

b) The premium or liquidity rate was derived from liquidity cost studies carried out by experts and then subsequently from knowledge of management of similar businesses.

Effect of unobservable inputs in fair value measurement

Although management considers that its estimates of fair value are appropriate, the use of different methodologies or assumptions can generate different Level 3 fair values for measurements . Changing one or more assumptions used can generate the following effect:

	Effect on income*
March 31, 2019	Negative effect	Positive effect
Other assets at fair value through profit or loss (debenture)	(394)	402

*	Changes in +100 bps in the unobservable variables.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

19.	Related party transactions

The detail of the assets and liabilities with related private corporations and financial institutions is as follows:

	March 31,	December 31,
	2019	2018
Assets
Demand deposits	4,259	5,179
Loans	187,058	202,578
Allowance for loans losses	(1,586)	(1,837)
Securities at fair value through other comprehensive income	2,960	2,887
Total asset	192,691	208,807

Liabilities
Demand deposits	-	200,000
Time deposits	40,000	40,000
Total liabilities	40,000	240,000

The detail of income and expenses with related parties is as follows:

	March 31,	March 31,
	2019	2018
Interest income
Loans	750	272
Total interest income	750	272
Interest expense
Deposits	(292)	(195)
Total interest expense	(292)	(195)

Net interest income	458	77

Other income (expense)
Fees and commissions, net	-	1
Gain on financial instruments, net	32	-
Total other income, net	32	1
Operating expenses
Other expenses	(585)	(562)
Total operating expenses	(585)	(562)
Net income from related parties	(95)	(484)

Directors and executives’ compensation

During the reporting periods, total compensation paid to directors and the executives of Bladex as representatives of the Bank amounted to:

	March 31,
	2019	2018	2017
Expenses:
Compensation costs to directors	409	363	395
Compensation costs to executives	1,828	3,037	1,470

Compensation costs to directors and executives, include annual cash retainers and the cost of granted restricted stock and restricted stock units.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

20.	Litigation

Bladex is not engaged in any litigation that is significant to the Bank’s business or, to the best of the knowledge of Bank’s management, that is likely to have an adverse effect on its business, consolidated financial position or its consolidated financial performance.

21.	Applicable laws and regulations

Liquidity index

The Rule No. 2-2018 issued by the Superintendence of Banks of Panama (SBP) establishes that every general license or international license bank must guarantee, with a higher level of confidence, that it is in the position to face its intraday liquidity obligations in a period when liquidity pressure may affect the lending market. For that purpose, the Superintendence of Banks of Panama has established a short-term liquidity coverage ratio known as “Liquidy Coverage Ratio or LCR”. This ratio is measured through the quotient of two amounts, the first one corresponds to the high-quality liquid assets and the second one corresponds to the net cash outflows in 30 days.

As of March 31, 2019 and December 31, 2018, the minimum LCR to be reported to the SBP was 25% for both periods. The Bank´s LCR as of March 31, 2019 an d December 31, 2018 was 141% and 238%, respectively.

The Rule No. 4-2008 issued by the Superintendence of Banks of Panama (SBP) establishes that every general license or international license bank must maintain, always, a minimum balance of liquid assets equivalent to 30% of the gross total of its deposits in the Republic of Panama or overseas up to 186 days, counted from the reporting date. The formula is based on the following parameters:

Liquid assets	x 100 = X% (Liquidity ratio)
Liabilities (Deposits Received)

As of March 31, 2019, and December 31, 2018, the percentage of the liquidity index reported by the Bank to the regulator was 90.11% and 124.39%, respectively.

Capital adequacy

The Banking Law in the Republic of Panama and the Rules No. 01-2015 and 03-2016 require that the general license banks maintain a total capital adequacy index that shall not be lower, at any time, than 8% of total assets and off-balance sheet irrevocable contingency transactions, weighted according to their risks; and ordinary primary capital that shall not be less than 4.5% of its assets and off-balance sheet transactions that represent an irrevocable contingency, weighted based on their risks; and a primary capital that shall not be less than 6% of its assets and off-balance sheet transactions that represent an irrevocable contingency, weighted based on their risks.

The primary objectives of the Bank’s capital management policy are to ensure that the Bank complies with capital requirements imposed by local regulator and maintains strong credit ratings and healthy capital ratios to support its business and to maximize shareholder value.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

21.	Applicable laws and regulations (continued)

The Bank manages its capital structure and adjusts it according to changes in economic conditions and the risk characteristics of its activities. To maintain or adjust the capital structure, the Bank may adjust the amount of dividend payment to shareholders, return capital to shareholders or issue capital securities. No changes have been made to the objectives, policies and processes from the previous years. However, they are under constant review by the Board.

	March 31, 2019	December 31, 2018
Tier 1 capital	999,978	995,743

Risk weighted assets	5,378,371	5,830,875

Tier 1 capital ratio	18.59%	17.08%

Leverage ratio

Article 17 of the Rule No. 1-2015 establishes the leverage ratio of a regulated entity by means of the quotient between the ordinary primary capital and the total exposure for non-risk-weighted assets inside and outside the statement of financial position established by the Superintendence of Banks of Panama (SBP). For the determination of the exposure of off-balance-sheet operations, the criteria established for credit and counterparty credit risk positions will be used. The exposure of the derivatives will be the fair value at which it is recorded in the entity's assets.

The leverage ratio cannot be lower, at any time, than 3%. The Bank will inform to SBP as often as the compliance with the leverage ratio is determined.

	March 31, 2019	December 31, 2018
Ordinary capital	863,960	859,725

Non-risk-weighted assets	6,497,781	7,779,919

Leverage ratio	13.30%	11.05%

Specific credit provisions

Rule No. 4-2013, modified by Rule No. 8-2014, states that the specific provisions are originated from the objective and concrete evidence of impairment. These provisions must be established for credit facilities classified according to the risk categories denominated as: special mention, substandard, doubtful, or unrecoverable, both for individual credit facilities as for a group of such facilities. In the case of a group, it corresponds to circumstances that indicate the existence of deterioration in credit quality, although individual identification is still not possible.

Banks must calculate and maintain at all times the amount of the specific provisions determined by the methodology specified in this Rule, which takes into account the balance owed of each credit facility classified in any of the categories subject to provision, mentioned in the paragraph above; the present value of each guarantee available in order to mitigate risk, as established by type of collateral; and a weighting table that applies to the net exposure balance subject to loss of such credit facilities.

Article 35 of this Rule establishes that all credits must be classified in the following five (5) categories, according to their default risk and loan conditions, and establishes a minimum reserve for each classification: normal 0%, special mention 2%, substandard 15%, doubtful 50%, and unrecoverable 100%.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

21.	Applicable laws and regulations (continued)

Specific credit provisions (continued)

If there is an excess in the specific provision, calculated in accordance with this Rule, compared to the provision calculated in accordance with IFRS, this excess will be accounted for as a regulatory credit reserve in equity and will increase or decrease with appropriations from/to retained earnings. The balance of the regulatory credit reserve will not be considered as capital funds for calculating certain ratios or prudential indicators mentioned in the Rule.

Based on the classification of risks, collateral and in compliance with SBP Rule No. 4-2013, the Bank classified the loan portfolio as follows:

	March 31, 2019
Loans	Normal	Special Mention	Substandard	Doubtful	Unrecoverable	Total
Corporations	2,329,022	-	-	64,701	-	2,393,723
Banks:
Private	2,460,972	-	-	-	-	2,460,972
State-owned	624,477	-	-	-	-	624,477
	3,085,449	-	-	-	-	3,085,449
Total	5,414,471	-	-	64,701	-	5,479,172

Loans provision:
Specific	-	-	-	52,333	-	52,333
Total	-	-	-	52,333	-	52,333

	December 31, 2018
Loans	Normal	Special Mention	Substandard	Doubtful	Unrecoverable	Total
Corporations	2,630,932	-	-	64,701	-	2,695,633
Banks:
Private	2,458,691	-	-	-	-	2,458,691
State-owned	624,100	-	-	-	-	624,100
	3,082,791	-	-	-	-	3,082,791
Total	5,713,723	-	-	64,701	-	5,778,424

Loans provision:
Specific	-	-	-	48,383	-	48,383
Total	-	-	-	48,383	-	48,383

As of March 31, 2019, and December 31, 2018, the total restructured loans amounted to $9.0 million.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

21.	Applicable laws and regulations (continued)

Specific credit provisions (continued)

For statutory purposes only, non-accruing loans are presented by category as follows:

	March 31, 2019
Non-accruing loans	Normal	Special Mention	Substandard	Doubtful	Unrecoverable	Total
Impaired loans	-	-	-	64,701	-	64,701
Total	-	-	-	64,701	-	64,701

	December 31, 2018
Non-accruing loans	Normal	Special Mention	Substandard	Doubtful	Unrecoverable	Total
Impaired loans	-	-	-	64,701	-	64,701
Total	-	-	-	64,701	-	64,701

	March 31,	December 31,
	2019	2018
Non-accruing loans:
Private corporations	64,701	64,701
Total non-accruing loans	64,701	64,701

Interest that would be reversed if the loans had been classified as non-accruing loans	1,411	1,056
Income from collected interest on non-accruing loans	-	2,879

Credit risk coverage - dynamic provision

The Superintendence of Banks of Panama by means of Rule No. 4-2013, establishes the compulsory constitution of a dynamic provision in addition to the specific credit provision as part of the total provisions for the credit risk coverage.

The dynamic provision is an equity item associated to the regulatory capital, but does not replace or offset the capital adequacy requirements established by the Superintendence of Banks of Panama.

Methodology for the constitution of the regulatory credit reserve

The Superintendence of Banks of Panama by means of the General Resolution of Board of Directors SBP-GJD-0003-2013 of July 9, 2013, establishes the accounting methodology for differences that arise between the application of the International Financial Reporting Standards (IFRS) and the application of prudential regulations issued by the SBP; as well as the additional disclosures required to be included in the notes to the consolidated financial statements.

The parameters established in this methodology are the following:

1.	The calculations of accounting balances in accordance with IFRS and the prudential standards issued by the Superintendence of Banks of Panama will be carried out and the respective figures will be compared.

2.	When the calculation made in accordance with IFRS results in a greater reserve or provision for the bank compared to the one resulting from the use of the prudential standards issued by the SBP, the Bank will account the IFRS figures.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

21.	Applicable laws and regulations (continued)

Methodology for the constitution of the regulatory credit reserve (continued)

3.	When the impact of the use of prudential standards results in a greater reserve or provision for the Bank, the effect of the application of IFRS will be recognized in profit or loss, and the difference between IFRS calculation compared to the prudential standards calculation will be appropriated from retained earnings as a regulatory credit reserve. If the bank does not have sufficient retained earnings, the difference will be presented as an accumulated deficit account.

4.	The regulatory credit reserve mentioned in paragraph 3 of this Rule may not be reversed against the retained earnings as long as there are differences between IFRS and the originated prudential regulations.

Considering that the Bank presents its consolidated financial statements under IFRS, specifically for its expected credit reserves under IFRS 9, the line "Regulatory credit reserve" established by the Superintendence of Banks of Panama has been used to present the difference between the application of the accounting standard used and the prudential regulations of the Superintendence of Banks of Panama to comply with the requirements of Rule No. 4-2013.

As of March 31, 2019 and December 31, 2018, the total amount of the dynamic provision and the regulatory credit reserve calculated according to the guidelines of Rule No. 4-2013 of the Superintendence of Banks of Panama is $136.0 million for both periods, appropriated from retained earnings for purposes of compliance with local regulatory requirements. This appropriation is restricted from dividend distribution in order to comply with local regulations. The provision and reserve are detailed as follows:

	March 31,	December 31,
	2019	2018
Dynamic provision	136,019	136,019
Regulatory credit reserve	-	-
	136,019	136,019

Capital reserve

In addition to capital reserves required by regulations, the Bank maintains a capital reserve of $95.2 million, which was voluntarily established. Pursuant to Article No. 69 of the Banking Law, reduction of capital reserves requires prior approval of SBP.

22.	Subsequent Events

Bladex announced a quarterly cash dividend of $0.385 US dollar cents per share corresponding to the first quarter of 2019. The cash dividend was approved by the Board of Directors at its meeting held on April 17, 2019 and it is payable on May 15, 2019 to the Bank’s stockholders as of April 29, 2019 record date.

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